Exhibit 99.3

EDAP Secures €36 Million Credit Facility from European Investment Bank to Accelerate Growth of Focal One® Robotic HIFU

Lyon, France – October 20, 2025 – EDAP TMS SA (Nasdaq: EDAP) (“EDAP” or the “Company”), a global leader in robotic, energy-based therapeutic technologies, today announced that it has entered into a €36 million multi-tranche credit facility (the “Credit Facility”) with the European Investment Bank (the “EIB”).

Proceeds from the financing will be used to support the continued global expansion of the Company’s Focal One Robotic High-Intensity Focused Ultrasound (HIFU) platform. The funds will also accelerate the development of new clinical indications for the Company’s innovative HIFU technology.

EDAP expects to draw the first tranche of €11 million under the Credit Facility in the fourth quarter of 2025.

“This Credit Facility provides EDAP with an important source of strategic growth capital,” said Ryan Rhodes, Chief Executive Officer of EDAP TMS. “These financial resources will enable us to further expand the reach of Focal One Robotic HIFU to meet the growing global patient demand for effective non-invasive treatment options for both cancer and benign conditions”

“Health and Life sciences are an important part of the European Investment Bank’s focus. The EIB is happy to support the next development phase of the Lyon-based medical technology company EDAP, and its innovative robotic HIFU platform designed for treating prostate cancer and endometriosis with non-invasive solutions”, said Ambroise Fayolle, Vice-President of the EIB.

The collaboration with the EIB underscores EDAP’s ongoing commitment to driving innovation in urological, gynecological and therapy-based care through the development and commercialization of cutting-edge robotic HIFU technologies.

Key Elements of the Credit Facility are as follows:

▪	The Credit Facility provides a loan to the Company in the amount of up to EUR 36 million that can be accessed, upon the achievement of certain conditions and milestones, in three separate tranches: Tranche A for EUR 11 million at interest rate of 8%, Tranche B for EUR 12 million at interest rate of 7%, and Tranche C for EUR 13 million at interest rate of 6%.
▪	As additional remuneration for the loan, the Company will issue a number of warrants to EIB specific to each Tranche, which shall provide the right to subscribe to the most preferential class of Company shares.
▪	The maturity date of the borrowings for each Tranche is 5 years from the date of disbursement.

Additional details on the terms of the Credit Facility can be found in the Company’s most recent filing with the SEC.

About EDAP TMS SA

A recognized leader in robotic energy-based therapies, EDAP TMS develops, manufactures, promotes and distributes worldwide minimally invasive medical devices for various conditions using ultrasound technology. By combining the latest technologies in imaging, robotics and precise non-invasive energy delivery, EDAP introduced the Focal One® in Europe and in the U.S. as the leading prostate focal therapy controlled by urologists with the potential to expand to multiple indications beyond prostate cancer. For more information on the Company, please visit https://focalone.com/.

About EIB

The European Investment Bank (EIB), whose shareholders are the Member States of the European Union (EU), is the EU’s long-term financing institution. Across eight major priorities, we support investments in climate action and the environment, digital transition and technological innovation, security and defense, cohesion, agriculture and the bioeconomy, social infrastructure, capital markets union, and a stronger Europe in a more peaceful and prosperous world. In 2024, the EIB Group, which also includes the European Investment Fund (EIF), signed nearly €89 billion in new financing in support of more than 900 projects in Europe and worldwide.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of applicable federal securities laws, including Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934, which may be identified by words such as “believe,” “can,” “contemplate,” “could,” “plan,” “intend,” “is designed to,” “may,” “might,” “potential,” “objective,” “target,” “project,” “predict,” “forecast,” “ambition,” “guideline,” “should,” “will,” “estimate,” “expect” and “anticipate,” or the negative of these and similar expressions, which reflect our views about future events and financial performance. Such statements include the expected timing for receipt of Tranche A funds. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy and distribution divisions, as well as risks associated with the current worldwide inflationary environment, the uncertain worldwide economic, political and financial environment, geopolitical instability, climate change and pandemics like the COVID 19 pandemic, or other public health crises, and their related impact on our business operations, including their impacts across our businesses or demand for our devices and services. Other factors that may cause such a difference may also include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

Forward-looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments. These forward-looking statements are based upon information, assumptions and estimates available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete.

Company Contacts

Blandine Confort

Investor Relations / Legal Affairs

EDAP TMS SA

+33 4 72 15 31 50

bconfort@edap-tms.com

Raj Vakil

Finance

EDAP TMS SA

(512) 832-7956

raj.vakil@focalone.com

Investor Contact

John Fraunces

LifeSci Advisors, LLC

(917) 355-2395

jfraunces@lifesciadvisors.com

EIB Contacts

Andrea Morawski

a.morawski@eib.org

mobile: +352 691 284 349
Website: www.eib.org/press

Press Office: press@eib.org